CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

October 31, 2009

DORATO RESOURCES INC.

October 31, 2009

INDEX

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to the unaudited Consolidated Financial Statements

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not performed a review of these unaudited consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

For further information, please contact:

Michael W. Kinley, Chief Financial Officer

Tel:

(604) 408-7488

Fax:

(604) 408-7499

DORATO RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

AS AT OCTOBER 31, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	October 31, 2009	January 31, 2009
		(audited – Note 3)

ASSETS

Current
Cash and cash equivalents	$ 2,101,206	$ 1,013,670
Accounts receivable	34,782	96,270
Prepaid expenses	57,152	129,038

	2,193,140	1,238,978

Due from related parties (Note 9)	-	991,905
Property and equipment (Note 5)	80,524	79,015
Exploration advances	1,069,865	14,498
Mineral property interests (Note 6)	20,837,281	17,198,302

	$ 24,180,810	$ 19,522,698

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 99,879	$ 234,670
Due to related parties (Note 9)	25,490	187,306
	125,369	421,976

Shareholders’ equity
Capital stock (Note 7)	33,516,071	27,430,598
Contributed surplus (Note 7)	3,397,357	1,918,829
Deficit accumulated during the exploration stage	(12,857,987)	(10,248,705)

	24,055,441	19,100,722

	$ 24,180,810	$ 19,522,698

Nature and continuance of operations (Note 1)

Subsequent events (Note 14)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	October 31		October 31
	2009	2008	2009	2008

Expenses
Amortization	$ 2,056	$ 1,508	$ 8,582	$ 2,793
Consulting fees (note 9)	162,015	207,343	1,153,321	1,844,251
Investor relations (note 9)	190,523	64,721	366,687	217,870
Office and miscellaneous (note 9)	70,489	64,163	183,159	142,677
Professional fees (note 9)	74,530	19,851	153,871	155,711
Property investigations	139,575	-	160,747	-
Regulatory (note 9)	3,820	2,318	22,131	46,621
Travel and promotion (note 9)	17,813	37,730	56,177	76,120
	(660,821)	(397,634)	(2,104,675)	(2,486,043)

Other items
Gain (loss) on foreign exchange	(2,282)	320,957	(544,049)	310,054
Interest income	-	27,797	39,442	122,328
Loss on disposal of equipment	-	-	-	(15,371)
	(2,282)	348,754	(504,607)	417,011

Net loss and comprehensive loss for the period	(63,103)	(48,880)	(2,609,282)	(2,069,032)
Deficit, beginning of period	(12,194,884)	(9,634,182)	(10,248,705)	(7,614,030)
Deficit, end of period	$ (12,857,987)	$ (9,683,062)	$ (12,857,987)	$ (9,683,062)

Basic and fully diluted loss per share	($0.01)	($0.01)	($0.05)	($0.09)

Weighted average number of shares outstanding	51,674,767	27,968,187	48,514,198	22,604,866

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	October 31		October 31
	2009	2008	2009	2008

Operating Activities
Loss for the period	$ (663,103)	$ (48,880)	$ (2,609,282)	$ (2,069,032)
Add items not affecting cash
Amortization	2,056	1,508	8,582	2,793
Stock-based compensation	232,996	15,958	922,048	1,705,105
Loss on disposal of equipment	-	-	-	15,371
Changes in non-cash items:
Accounts receivable	(111)	(546,971)	61,488	(564,728)
Accounts payable and accrued liabilities	4,511	325,421	(32,140)	375,537
Prepaid expenses	5,898	22,888	71,886	(16,205)
Repayment of amounts from related parties, net	(4,970)	-	830,089	-
Cash Provided by (Used in) Operating Activities	(422,723)	(230,076)	(747,329)	(551,159)

Investing Activities
Exploration advances	(670,833)	29,429	(1,055,367)	(421,447)
Mineral property interests	(695,222)	(1,283,097)	(2,593,181)	(7,450,372)
Purchase of equipment	49	(75,012)	(10,092)	(84,649)
Cash Used in Investing Activities	(1,366,006)	(1,328,680)	(3,658,640)	(7,956,468)

Financing Activities
Issuance of capital stock	-	60,000	6,018,750	7,400,552
Share issuance costs	198	(13,350)	(525,245)	(36,402)
Cash Provided by (used in) Financing Activities	198	46,650	5,493,505	7,364,150

Increase (decrease) in cash and cash equivalents	(1,788,531)	(1,512,106)	1,087,536	(1,143,477)

Cash and cash equivalents, beginning of period	3,889,737	6,233,912	1,013,670	5,865,283

Cash and cash equivalents, end of period	$ 2,101,206	$ 4,721,806	$ 2,101,206	$ 4,721,806

Supplemental cash flow information
Interest income	$ -	$ 57,457	$ 39,442	$ 94,531
Income taxes paid	$ -	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED OCTOBER 31, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in the prior year, the Company is engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007.  The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses (2009 - $2,609,282; year ended January 31, 2009 - $2,634,675), has working capital of $2,067,771 (January 31, 2009 – $817,002), has a deficit of $12,857,987 (January 31, 2009 of $10,248,705) at October 31, 2009, has limited resources, no source of operating cash flow and no assurances that sufficient funding will continue to be available to conduct further exploration and development of its mineral property interests.

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing.  Future capital requirements will depend on many factors including the Company's ability to execute its business plan.  The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions.  Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests.  The recoverability of amounts shown for mineral properties is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral property interests do not reflect current or future values.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted  accounting principles (“GAAP”).

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  Significant areas requiring the use of estimates include accruals of liabilities, rates of amortization, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i.

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

ii.

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii.

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

Cash and cash equivalents

Cash and cash equivalents consists primarily of cash on deposit and guaranteed investment certificates (“GIC”) that are readily convertible into known amounts of cash within three months or less from the date of acquisition.

Amortization

Amortization of property and equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment

-

25% - 30%

Office equipment

-

10% - 25%

           Leasehold improvements          -        straight-line over the lease term

Additions during the period are amortized at one-half the annual rates.

Mineral property interests and deferred exploration costs

The Company records its interests in mineral properties and deferred exploration costs initially at cost.  All costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property upon commencement of production.  Proceeds from mineral property interests sold will be credited against the cost of the property.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations, and exploration and development costs incurred. The recorded amount does not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production, or realize proceeds from disposition.

All deferred property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value. From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.  Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against the excess.

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Capital disclosures

In February 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.  The new section is effective for the Company for the year commencing February 1, 2008.  Other than the additional disclosure in note 13, the adoption of this section has had no impact on the Company’s consolidated financial statements.

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income.  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income or loss calculated in accordance with Canadian GAAP.

Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in note 4.

Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The new section is effective for the Company on February 1, 2008. As a result of this standard, additional disclosure regarding going concern has been included in note 1.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The effective date for the Company is for the year commencing February 1, 2011.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2011 and earlier where applicable.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for years beginning on or after February 1, 2009.  The Company believes the adoption of this new section has had no significant impact on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Consolidated financial statements

In January 2009, the CICA issued Handbook Section 1601, consolidated financial statements, which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.  The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Non-controlling interests

In January 2009, the CICA issued Handbook Section 1602, Non-controlling interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.  This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements.  This standard is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.

3.

CHANGE IN REPORTING CURRECNY

Effective May 1, 2009, the Company changed its reporting currency from the United States dollars to the Canadian dollar.  The Company believes this change is consistent with its change of business to the resource sector completed on April 24, 2008 and its continuance of jurisdiction from Wyoming to British Columbia completed August 21, 2006.

Accordingly, the Company has restated the consolidated financial statements for all periods presented for comparative purposes as if they had been reported in Canadian dollars.  The effect of these changes in reporting currency is summarized below:

	Reported in Canadian dollars	As previously reported in US dollars
Total assets	$ 19,522,968	$ 16,012,317
Total liabilities	$ 421,976	$ 344,039
Total shareholders’ equity	$ 19,100,722	$ 15,668,278
Net loss for the period	$ 2,069,032	$ 2,396,742
Basics and diluted loss per share	$ (0.09)	$ (0.11)

4.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held for trading; accounts receivable and amounts due from related parties as loans and receivables; and accounts payable and accrued liabilities, and amounts due to related parties as other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian financial institutions with strong investment-grade ratings by a primary ratings agency.  The Company has no asset backed securities.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to financial assets:

	October 31, 2009	January 31, 2009 (audited)
Cash and cash equivalents	$ 2,101,206	$ 1,013,670
Accounts receivable	$ 34,782	$ 96,270
Due from related parties	$ -	$ 991,905

The Company’s cash and cash equivalents at October 31, 2009 consists of $2,067,123in Canada and $34,083 in Peru. Concentration of credit risk exists with respect to the Company’s Canadian cash and cash equivalents as all amounts are held at a single major Canadian financial institution.  Credit risk with regard to cash held in Peru is mitigated as the amount held in Peru is only sufficient to cover short-term requirements. With respect to receivables at October 31, 2009, the Company is not exposed to significant credit risk as the majority are from governmental agencies or related parties.

 (b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements; however, at October 31, 2009, the cash balance of $2,101,206 may be insufficient to meet the needs for the coming year.  Therefore, the Company will likely be required to raise additional capital or sell one or more mineral property interest in order to fund its operations in 2010. At October 31, 2009, the Company had accounts payable and accrued liabilities, and amounts due to related parties of $125,369 (January 31, 2009 - $421,976), which are all payable within six months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises four types of risk: interest rate risk, foreign currency risk, commodity price risk and other price risk.

i.

Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a material effect on interest income.

ii.

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary financial instruments and other assets are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the minimal amount of cash held in Peru.  The Company’s sensitivity analysis suggests that a consistent 5% change in the absolute rate of exchange in Peruvian soles, the foreign currency for which the Company has monetary assets employed, would net assets and foreign exchange gain (loss) by approximately $145,000.

iii.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk or commodity price risk.  The Company has no financial instruments exposed to such risk.

5.

PROPERTY AND EQUIPMENT

	October 31, 2009			January 31, 2009 (audited)
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 20,358	$ 5,879	$ 14,479	$ 13,841	$ 2,814	$ 11,027
Office equipment	56,948	3,437	53,511	53,373	1,053	52,320
Leasehold Improvements	17,061	4,527	12,534	17,061	1,393	15,668
	$ 94,367	$ 13,843	$ 80,524	$ 84,275	$ 5,260	$ 79,015

6.

MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	David	Total

Balance, January 31, 2008	$ 474,198	$ -	$ -	$ -	$ 474,198

Acquisition costs:
Cash payments	3,120,060	420,967	488,115	-	4,029,142
Common shares issued	5,153,250	845,227	311,523	-	6,310,000
Deferred exploration costs:
Incurred during the year:
Field expenses	2,826,295	-	-	-	2,826,295
IGV	712,001	-	-	-	712,001
Land maintenance and tenure	377,326	-	-	-	377,326
Personnel	951,623	-	-	-	951,623
Public relations	123,269	-	-	-	123,269
Survey and mapping	863,281	-	-	-	863,281
Travel	531,167	-	-	-	531,167
Total expenditures for the year	14,658,272	1,266,194	799,638	-	16,724,104

Balance, January 31, 2009	15,132,470	1,266,194	799,638	-	17,198,302

Acquisition costs:
Cash payments	888,162	19,009	29,744	73,426	1,010,341
Common shares issued	637,553	138,511	329,436	-	1,105,500
Deferred exploration costs:
Incurred during the period:
Field expenses	785,849	-	-	-	785,849
IGV	114,891	-	-	-	114,891
Personnel	376,499	-	-	-	376,499
Public relations	137,505	-	-	-	137,505
Survey and mapping	10,713	-	-	-	10,713
Travel	97,681	-	-	-	97,681
Total expenditures for the period	3,048,853	157,520	359,180	73,426	3,638,979
Balance, October 31, 2009	$ 18,181,323	$ 1,423,714	$ 1,158,818	$ 73,426	$ 20,837,281

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements.  These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements to earn a 100% interest in 70 mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008.  Peruvian Government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained. Although the commercial terms of all the undernoted option agreements have now been completed (see note 14), none of the options have been exercised. Mineral Claims together comprise the Cordillera del Condor Copper – Gold Project. As consideration for the Mineral Claims, the Company agreed to issue 15,500,000 common shares in stages and pay a total of US$4,220,000 as follows:

i)

Vicmarama Property

On October 18, 2007, the Company has the option to earn 100% interest in these 18 mineral claims located in Peru, comprising an aggregate of 16,158 hectares in consideration of issuance of 750,000 common shares (500,000 shares issued and 250,000 shares subsequently issued) (note 14) and US$250,000 (paid).  The claims are included in the Central Zone, North Zone and South Zone.

ii)

Maravilla Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares in consideration of issuance 1,250,000 common shares (issued) and US$300,000 (paid).  The claims are included in the Central Zone, North Zone and South Zone.

iii)

Lahaina 1 Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares in consideration of issuance 3,400,000 common shares (issued) and US$270,000 (paid).  The claims are included in the Central Zone and North Zone.

iv)

Lahaina 2 Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares in consideration of issuance 1,500,000 common shares (750,000 shares issued and 750,000 shares subsequently issued) (note 14) and US$400,000 (paid).  The claims are included in the North Zone and South Zone.

v)

Afrodita Property

On October 18, 2007, the Company entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodiata’) in return for the issuance of 3,000,000 common shares (3,000,000 shares issued) and the payment of US$8,000,000 payable over thirty-six months following October 18, 2007 (US$2,000,000 paid). On November 4, 2008, the Company amended its original option agreement. Under the Amended Agreement, the Company is now required to pay US$3,000,000 (paid) and issue 8,600,000 common shares (issued).  These concessions are all within the Central Zone.

vi)

David Property

On June 1, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in 25 mineral claims (the "David Property") comprising an aggregate of 22,010 hectares.  In order to earn a 100% interest, the Company agreed to pay US$66,031 (paid) plus an additional consideration of US$5,000 on exercise of the option/assignment.  The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

Royalty Option Agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages covering approximately 152 square kilometers along the southern extension of Aurelian Gold’s Fruta del Norte structural trend as it enters Peru.  During the nine months ended October 31, 2009, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometers. The material terms of the Royalty Option Agreement are as follows:

      The Option will expire the sooner of : (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
      The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
      The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
      The Option may be exercised at a purchase price equal to the Royalty Net present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 71/2% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any ARO’s as of October 31, 2009 and January 31, 2009.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

Unlimited number of common shares without par value.

	Number of Shares	Capital Stock	Contributed Surplus
Issued and outstanding
Balance, January 31, 2008	6,818,187	$ 8,407,000	$ -
Private placements	18,500,000	12,750,000	-
Shares issued for mineral property interests	12,850,000	6,310,000	-
Share issue costs	-	(36,402)	-
Stock-based compensation	-	-	1,918,829

Balance, January 31, 2009	38,168,187	27,430,598	1,918,829
Private placements	12,000,000	6,000,000	-
Shares issued for mineral property interests	1,650,000	1,105,500	-
Exercise of options	62,500	18,750	-
Agent’s compensation	100,000	50,000	-
Share issue costs	-	(1,100,446)	525,201
Stock-based compensation	-	-	964,996
Reallocation from contributed surplus on exercised of options	-	11,669	(11,669)
Balance, October 31, 2009	51,980,687	$ 33,516,071	$ 3,397,357

During the nine months ended October 31, 2009, the Company:

i)

closed a private placement through the issuance of 12,000,000 units at a price of $0.50 per unit for total gross proceeds of $6,000,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011.  If the volume weighted average closing price of the Company’s common shares in the TSX Venture Exchange exceeds $2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such Warrants, within 30 days of such occurrence, that the Warrants will expire on the 30th day following such notice. In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at $0.70 per share until March 31, 2011.  In addition, the Agent received a corporate finance fee of 100,000 units under the same terms and conditions described above.

ii)

 Issued 1,650,000 common shares for mineral properties valued at $0.67 per share for a total of $1,105,500.

During the year ended January 31, 2009, the Company:

a)

completed a non-brokered private placement for the total proceeds of $10,200,000 through the issuance of 17,000,000 shares at a price of $0.60 per share.

i)

issued 4,150,000 common shares for mineral properties valued at $0.60 per share for a total of  $2,490,0000.

ii)

completed a non-brokered private placement with Franco-Nevada Corporation for 1,500,000 common shares at a price of $1.70 per common share for gross proceeds of $2,550,000.  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

iii)

issued 4,000,000 common shares for mineral properties valued at $0.485 per share for a total of  $1,940,0000.

iv)

issued 4,700,000 common shares for mineral properties valued at $0.40 per share for  a total of $1,880,000.

8.

STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of October 31, 2009 and January 31, 2009, and changes during the periods ended on those dates is presented below:

	Nine months ended October 31, 2009		Year ended January 31, 2009 (audited)
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning:	3,600,000	$1.09	-	$ -
Granted	2,650,000	$0.55	3,600,000	$ 1.09
Exercised	(62,500)	$0.30	-	$ -
Cancelled/Expired	(990,000)	$1.37	-	$ -
Options outstanding, ending:	5,197,500	$0.78	3,600,000	$1.09

Stock options outstanding are as follows:

	Nine months ended October 31, 2009			Year ended January 31, 2009 (audited)
Expiry Date	Exercise Price	Number of Options	Exercisable at Period End	Exercise Price	Number of Options	Exercisable at Year End
May 23, 2010	$1.40	1,640,000	1,640,000	$1.40	2,412,500	2,412,500
June 20, 2010	-	-	-	$1.40	187,500	93,750
January 7, 2011	$0.30	907,500 907,500	907,500	$0.30	1,000,000	973,750
April 9, 2011	$0.60	1,550,000	1,550,000	-	-	-
June 10, 2011	$0.60	250,000	250,000	-	-	-
August 31, 2011	$0.50	150,000	150,000	-	-	-
October 30, 2011	$0.45	700,000	700,000	-	-	-
		5,197,500	5,197,500		3,600,000 0	3,480,000

Stock-based compensation

During the nine months ended October 31, 2009, the Company granted 2,650,000 (2008 – 2,600,000) stock options with a fair value of $964,996 (2008 - $1,689,147) or $0.36 (2008 - $0.65) per option, calculated using the Black-Scholes option pricing model.  The stock-based compensation for 2009 was allocated $754,946 to consulting, $167,102 to investor relations, and $42,948 to mineral properties.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	Nine months ended October 31, 2009 grants	Year ended January 31, 2009 grants (audited)
Risk-free interest rate	1.23%	2.48%
Expected life of options/warrants	2 years	2 years
Annualized volatility	125.48%	104.83%
Dividend rate	0.00%	0.00%

Warrants

Warrants transactions are summarized as follows:

	October 31, 2009		January 31, 2009 (audited)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of the period	-	$ -	-	$ -
Issued during the period	7,250,000	$ 0.66	-	$ -
Exercised	-	$ -	-	$ -
Balance, end of period	7,250,000	$ 0.66	-	$ -

At October 31, 2009, warrants were outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date
6,050,000	$0.65	March 31, 2011
1,200,000	$0.70	March 31, 2011
7,250,000

9.

RELATED PARTY TRANSACTIONS

During the nine months ended October 31, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $189,800 (2008 - $92,500) to companies related to directors, not including stock-based compensation.

b)

Paid or accrued consulting fees of $58,000 (2008 - $6,000) to an officer and directors.

c)

   Paid or accrued exploration expenditures of $200,206 (2008 - $469,628), office and administration expenses of $63,550 (2008 - $30,062), consulting expenses of $nil (2008 -$61,796), travel expenses of $41,456 (2008 - $62,296), property investigation of $5,850 (2008 - $nil), regulatory fee of $3,950 (2008 - $nil), leasehold improvement of $nil (2008 - $17,061) and investor relation expenses of $3,825 (2008 - $3,730) to two companies with officers in common.

d)

Due to related parties of $25,490 (January 31, 2009- $187,306) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties except that the loan transaction mentioned below (e) would not have been in the normal course of the Company’s operations.

e)

Amounts due from related parties of $nil (January 31, 2009 - $979,552) was comprised of a loan to Trevali Resources Corp. (“Trevali”), a company with two common directors and officers. This loan was secured under a promissory note and by certain mining equipment owned by the Trevali’s Peruvian subsidiary and bears interest at Libor plus 5% per annum.  On July 31, 2009, this amount and accrued interest of $37,712 were repaid by Trevali.  In addition, an amount of $nil (January 31, 2009 - $12,353) was owing from another company with common officers.

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the nine months ended October 31, 2009 and 2008:

	2009	2008
Net Income (loss) for the period	$ (2,609,282)	$ (2,069,032)
Expected income tax recovery	$ (782,785)	$ (620,710)
Temporary differences	(23,311)	4,158
Stock-based compensation	276,614	516,958
Change in temporary differences	(143,984)	12,377
Reduction in future income taxes resulting from statutory rate reduction	77,827	22,531
Unrecognized benefit of non-capital losses	595,639	64,686
	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	October 31, 2009	January 31, 2009 (audited)
		(note 3)
Non-capital losses	$ 782,202	$ 287,704
Mineral properties	(21,396)	(10,230)
Share issue costs	134,701	7,572
Equipment	(1,214)	(2,651)
	894,293	282,395
Valuation allowance	(894,293)	(282,395)
	$ -	$ -

The Company has available for deduction against future taxable income in Canada non-capital losses of approximately Cdn$2,387,000.  These losses, if not utilized, will expire through to 2030. Subject to certain restrictions, the Company has exploration and development expenditures of approximately $13,200,000 available to reduce future Canadian income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended October 31, 2009, the following non-cash transactions occurred:

Non-cash transactions	October 31, 2009	October 31, 2008
Shares issued to acquire mineral properties	$ 1,105,500	$ 4,430,000
Shares issued as agent’s commission	$ 50,000	$ -
Accounts payable included in resource property expenditures	$ 56,322	$ 61,221

12.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	October 31, 2009			January 31, 2009 (audited) (note 3)
	Canada	Peru	Total	Canada	Peru	Total
Cash	$ 2,067,123	$ 34,083	$ 2,101,206	$ 870,479	$ 143,191	$ 1,013,670
Mineral property interests	-	20,837,281	20,837,281	-	17,198,302	17,198,302
Other assets	187,135	1,055,188	1,242,323	110,818	1,199,908	1,310,726
Total assets	$ 2,254,258	$ 21,926,552	$ 24,180,810	$ 981,297	$ 18,541,401	$ 19,522,698

13.

CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the nine months ended October 31, 2009. The Company is not subject to externally imposed capital requirements

14.

SUBSEQUENT EVENTS

Subsequent to October 31, 2009:

i)

The Company issued 1,000,000 shares for property payments (Vicmarama - 250,000 shares; Lahaina 2 – 750,000 shares).

ii)

The Company issued 350,000 shares pursuant to the exercise of warrants at a price of $0.65 per share for total proceeds of $227,500.

15.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s presentation.